EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share for the first quarter 2019 in NOK

Equinor (OSE: EQNR, NYSE: EQNR) announced 3 May 2019 dividend per share of USD 0.26 for first quarter 2019. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 20 August 2019, in total seven business days.

Average Norges Bank fixing rate for this period was 8.9798. First quarter 2019 dividend per share is consequently NOK 2.3347.

On 28 August 2019, dividend will be paid to shareholders on Oslo Stock Exchange (Oslo Børs) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.